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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-00831

SEC Mail Processing
Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE	WA	98109-3031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN O. NELSON, JR. (206) 682-6261
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06.02)

OATH OR AFFIRMATION

I, MARTIN O. NELSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN NELSON & CO., INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SABINE KOENIG
COMMISSION EXPIRES
NOTARY
PUBLIC
FEB 2, 2023
STATE OF WASHINGTON

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not applicable.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Not applicable.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPARATELY BOUND REPORT)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** Reserve requirement not applicable.*

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Washington
County of King
Subscribed and sworn to (or affirmed) before me on this 17 day of February, 2021 by Martin O. Nelson Jr. proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Sabine Koenig

MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

C O N T E N T S

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Martin Nelson & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
February 17, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash	$	21,878
Receivable from clearing broker		330,008
Accounts receivable		72,952
Prepaid expenses		9,798
Investments		2,680,740
Deffered income tax asset		44,300
Fixed assets, net of accumulated depreciation of $358,735		465,604
	$	3,625,280
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	82,440
Bank Loan Payable		130,400
Total liabilities		212,840
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		3,397,730
		3,412,440
	$	3,625,280

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

Revenues		
Commissions	$	986,325
Advisor income		560,404
Realized gain on securities held as investments		156,379
Unrealized loss on securities held as investments		(622,289)
Interest and dividends		172,717
12-b1 fees		70,158
Fees from municipal underwriting		77,825
Total revenues		1,401,519
Expenses		
Compensation and benefits		963,579
Rent		149,094
Profit sharing contribution		123,844
Taxes, other than on income		94,528
Dues and subscriptions		65,893
Interest		65,770
Professional fees		53,593
Contributions		45,057
Insurance		38,882
Depreciation		15,400
Telephone		14,518
Auto		5,979
Underwriting expense		3,966
Entertainment		1,726
Office supplies		1,343
Other operating expenses		617
Travel		595
Meals		555
Advertising		238
Total expenses		1,645,177
Income (loss) before income tax provision (benefit)		(243,658)
Income tax provision/(benefit)		(69,740)
Net income (loss)	**$**	**(173,918)**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2020

	Common Shares		Common Stock		Retained Earnings		Total
Balance, December 31, 2019	1,471	$	14,710	$	3,571,648	$	3,586,358
Net income (loss)					(173,918)		(173,918)
Balance, December 31, 2020.	1,471	$	14,710	$	3,397,730	$	3,412,440

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

Cash flow from operating activities:		
Net income (loss)		$ (173,918)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	15,400	
(Increase) decrease in:		
Receivable from clearing broker	(76,865)	
Accounts receivable	(69,297)	
Prepaid expenses	12,842	
Deferred tax asset	(44,300)	
Investments	394,835	
(Decrease) increase in:		
Accounts payable	45,371	
Income tax payable	(5,209)	
Deferred tax liabilities	(80,000)	
Total adjustments		192,777
Net cash provided by (used in) operating activities		$ 18,859
Cash flow from investing activities:		
Purchases of property & equipment, net	(157,444)	
Net cash provided by (used in) investing activities		$ (157,444)
Cash flow from financing activities:		
Proceeds from bank loan payable	130,400	
Net cash provided by (used in) financing activities		130,400
Net increase (decrease) in cash		(8,185)
Cash at December 31, 2019		30,063
Cash at December 31, 2020		$ 21,878

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 65,770
Income taxes	$ 56,160

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's customers are primarily individuals located in the Pacific Northwest. The Company is also involved in underwriting of municipal bonds and earns an underwriting fee when the underwriting is completed. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances at various financial institutions. The balances occasionally exceed federally insured limits. Cash balances are available for immediate withdrawal.

Revenue From Contracts With Customers

Revenues are recognized when the services are delivered to our customers, in an amount that is based on the consideration the firm expects to receive in exchange for those services when such amounts are not probable of significant reversal.

- *Municipal Underwriting*

  Revenue from municipal underwriting activities consists of revenues earned from underwriting municipal bonds. Gain on securities held for resale represent the markup on municipal bonds underwritten.

  Underwriting revenues are generally recognized on trade date if there is no uncertainty or contingency related to the amount to be paid.

- *Commissions and Fees*

  Commissions and fee revenues result from transaction-based arrangements in which the client is charged a fee for the execution of transactions. Such revenues primarily arise from transactions in equity securities, services related to sales and trading activities, and sales of mutual funds and options. Commissions and fee revenues are recognized on trade date when the performance obligation is satisfied. 12b-1 fees are earned over the time the investor stays invested in the mutual fund. These 12b-1 fees are recorded when received. Generally accepted accounting principles requires

the Company to record 12b-1 fees on a trade-date basis. However, the Company records 12b-1 fees on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

- *Investment Advisory Fees*

  Advisory fees are based on a percentage of the assets under management. The fees are charged after every quarter in arrears. The fees are negotiable and may change as the value of the portfolio changes. The fees depend on the size of the account, the amount of time a client has had an account with the Company, the total amount of business the client conducts with us and other relevant considerations.

The Firm has no receivables or liabilities from contracts with customers. For contracts with a term less than one-year, incremental costs to obtain the contract are expensed as incurred.

As of December 31, 2020, the firm does not have any remaining performance obligations under contracts with customers.

Investment Earnings

Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Interest and Dividend Income

Interest and dividend income is recognized when earned.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions. An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Investments

Investments consist of various common stocks as well as one investment management fund. Fair value of common stocks is based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy. After initial recognition, in determining the fair market value on non-exchange-traded externally managed funds, the firm generally considers the Net Asset Value (NAV) of the fund provided by

the fund manager to be the best estimate of the fair value. There are no unfunded commitments. The hedge funds can be redeemed annually, and the redemption notice is 45 days.

The fair value of investments at December 31, 2020, was determined within the above fair value hierarchy as follows:

	Level 1 Inputs	Total
Investments		
Common stocks	$ 2,573,707	$ 2,573,707
Total investments at fair value	$ 2,573,707	$ 2,573,707
Hedge Funds at NAV (Level 3 Inputs)		$ 107,033
Total Investments		$ 2,680,740

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2020:

Balance as of December 31,2019	$ 100,000
Change in gain (loss)	7,033
Balance as of December 31,2020	$ 107,033

Fixed Assets

Fixed assets are stated at cost and are depreciated using straight-line methods over estimated useful life of seven years. Leasehold improvements are amortized using straight-line over the shorter of their estimated lives or the anticipated term of the lease and are fully amortized as of December 31, 2020. Depreciation expense for the year ended December 31, 2020 was $15,400.

Airplane	$ 481,004
Leasehold Improvements	343,335
	824,339
Accumulated Depreciation	-358,735
	$ 465,604

Advertising

Advertising costs are expensed as incurred. For the year ending December 31, 2020, advertising expense was $238.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in depreciation rates on property. At December 31, 2020, the components of net deferred tax assets are as follows:

Furniture and equipment	$	50,200
Investments		(8,200)
Contributions CY		2,300
	$	44,300

The income tax expense is composed of:

Current provision	$	54,560
Deferred tax benefit		(124,300)
Total income tax provision (benefit)	$	(69,740)

The provision for federal income tax may differ from the statutory rate primarily due to interest income that is exempt from tax and the dividends received deduction.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2020.

Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2. Clearing Broker

The Company has an agreement with another securities broker and dealer to act as a clearing broker for the Company. The clearing broker clears all security transactions and maintains customer accounts. In addition, the clearing broker holds most of the Company's securities held for resale and investments.

Note 3. Leases

The Company has an office lease agreement with a company owned by the president's immediate family members. The office space is leased under an operating lease that is month to month. As such the Company has elected the practical expedient for short term leases under ASU 2016-02 and therefore there is no right of use asset or lease liability recognized on the statement of financial condition as of December 31, 2020. The total rent expense paid to the related party amounted to $149,094 for the year ended December 31, 2020.

Note 4. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2020.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2020, the Company had computed net capital of $2,051,956 which was in excess of the required net capital level by $1,801,956. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

Note 6 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: Bank Loan Payable

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on May 26, 2020 and received the loan proceeds of $130,400 on May 27, 2020. The loan has a 1% fixed annual interest rate. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on the Company's future adherence to the forgiveness criteria.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and

certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

Note 8: Profit Sharing Plan

Effective November 1, 1955, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing 2 years of service and attaining age 21. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded profit sharing contributions of $123,844 for the year ended December 31, 2020.

S U P P L E M E N T A R Y   I N F O R M A T I O N

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	3,412,440
Deductions:		
Furniture and equipment		465,604
Petty cash		50
Accounts receivable		261,758
Deferred tax asset		44,300
Prepaid expenses		9,798
		781,510
Haircuts on securities:		
Equity securities and money market fund		495,913
Undue concentration haircuts		8,700
		504,613
Total deductions and haircuts		1,286,123
Net capital		2,126,317
Minimum net capital		250,000
Excess net capital	$	1,876,317

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2020.

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness

Accounts payable and accrued expenses	$	212,840
Total aggregate indebtedness	$	212,840

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$	250,000
Percentage of aggregate indebtedness to net capital		10.0%
Ratio of aggregate indebtedness to net capital		0.10 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2020

The Company is exempt from the reserve requirements, the possession and control requirements and related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

Martin Nelson & Co., Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Martin Nelson & Co., Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Martin Nelson & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Martin Nelson & Co., Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and the Non-Covered Firm provision (the "exemption provisions"), and (2) Martin Nelson & Co., Inc. stated that Martin Nelson & Co., Inc. met the identified exemption provisions throughout the year ended December 31, 2020 without exceptions. Martin Nelson & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Martin Nelson & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 17, 2021

Exemption Report

Martin Nelson & Co., Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption under provision 17 C.F. R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The Company claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemptions throughout the year ending December 31, 2020 without exceptions.

I, Martin Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Martin Nelson & Co., Inc.

Martin O. Nelson, Jr.

Martin O. Nelson, Jr.
President

Martin Nelson & Co., Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Martin Nelson & Co., Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Martin Nelson & Co., Inc. and the SIPC, solely to assist you and SIPC in evaluating Martin Nelson & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Martin Nelson & Co., Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Martin Nelson & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Martin Nelson & Co., Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc

Alvarez & Associates, Inc.

Northridge, California
February 17, 2021

MARTIN NELSON & CO., INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2020

Total assessment for the year ended December 31, 2020	$	2,584
Payment made with SIPC-6 July 22nd, 2019		(1,138)
Amount due with SIPC-7	$	1,446